Exhibit 99.1

Inspira™ Technologies Introduces the INSPIRA Cardi-ART, Aiming to Provide Oxygen to the Brain During Cardiac Arrest

Inspira’s innovation targets life-saving intervention for patients with cardiac arrest, of which there are approximately 550,000 annual cardiac arrest events in the U.S., including 350,000 outside hospitals, where the survival rate is less than 10%.

The INSPIRA Cardi-ART provides the Company a new market opportunity to target the $39.8 billion global cardiac arrest market.*

Ra’anana, Israel, July 30, 2024 – Inspira Technologies OXY B.H.N. Ltd. (Nasdaq: IINN, IINNW) (the “Company”, “Inspira”, or “Inspira Technologies”), a trailblazer in life-support technology, proudly introduces the INSPIRA Cardi-ART, a portable modular device, currently in development, to provide oxygen to the brain during cardiac arrest (the “Device” or “INSPIRA Cardi-ART”).

The device is expected to expand the next-generation INSPIRA™ ART platform to a wider range of applications with a combined potential market of approximately $58.8 billion ($19 billion global mechanical ventilation market and $39.8 billion global cardiac arrest market).

The INSPIRA Cardi-ART is being designed to support vital organ oxygenation during cardiac arrest to treat patients both in and outside of hospitals. The Company plans the regulatory submission of the Device to the U.S. Food and Drug Administration for as early as 2026, pending the final regulatory pathway.

Today, nearly 70% of cardiac arrests occur outside of the hospital, of which there is a mortality rate of approximately 90%. The Device aims to improve survival rates of cardiac arrest patients with the Company’s core blood oxygenation and monitoring technologies, targeting new applications in the global cardiac arrest market.

The INSPIRA Cardi-ART portable modular unit is being designed for fast emergency response during CPR (cardio pulmonary resuscitations) in and outside of hospitals, allowing for rapid cannulation and the delivery of oxygenated blood throughout the body to reduce damage to the heart and brain during cardiac arrest. The Device is being designed to monitor key vital parameters using the groundbreaking HYLA blood sensor technology.

The INSPIRA Cardi-ART is being designed to provide quick hemodynamic support in the case of cardiac failure as it drains blood, exchanges gases, and then returns the blood to the arterial system to maintain systemic perfusion. The technique has been used in other procedures that have been recommended in medical guidelines as set out by the American Heart Association (AHA).

Dr. Dekel Stavi, Inspira Technologies’ Medical Director, stated: “The INSPIRA Cardi-ART may become the difference between life and death during a cardiac arrest event, where the medical team sometimes has only minutes to provide critical life-saving care.”

About Cardiac Arrest

In the United States, both in-hospital cardiac arrests (IHCA) and out-of-hospital cardiac arrests (OHCA) are common, with estimated incidences of 200,000 and 350,000 per year, respectively. Survival rates for these patients are low, with survival from IHCA ranging from 6% to 26% and survival from OHCA less than 10%.

Cardiac arrest results in the onset of coma within 10–20 seconds due to the lack of oxygen delivery to the brain and loss of neuronal function. Unless the circulation is quickly restored, the lack of oxygen delivery to the brain leads to the death of neurons over 5–40 minutes.

As part of a global endeavor to enhance patient outcomes, medical centers worldwide have began to adopt extracorporeal techniques to restore oxygenation and circulation for patients having both IHCA and OHCA. In such critical scenarios, if administered early enough, it provides healthcare professionals with valuable time to stabilize the patient and identify the underlying cause of cardiac arrest.

Inspira Technologies OXY B.H.N. Ltd.

Inspira™ Technologies targets to reshape the respiratory and life-support landscape. We are developing novel expanding life support technologies with Inspira blood oxygenation and blood monitoring technologies. Inspira is on a quest to become the leading ground-breaking medical device company in our field with business alliances around the world.

The INSPIRA™ ART (Gen 2), also known as the INSPIRA™ ART500, will include the Company’s Adaptive Blood Oxygenation technology and is being designed to continuously measure the patient’s blood parameters in real-time, delivering needed oxygen volume straight into the blood. By elevating patient oxygen saturation levels in minutes, this technology potentially allows patients to remain awake during treatment and therefore may enable patients to be treated in and beyond intensive care units, reducing the need for mechanical ventilation systems that require intubation and medically induced coma.

The Company’s INSPIRA™ ART100 system received FDA 510(k) clearance for Cardiopulmonary Bypass procedures and AMAR certification for Extra-Corporeal Membrane Oxygenation and Cardiopulmonary Bypass procedures.

The Company’s other products, including the INSPIRA™ ART (Gen 2) including the INSPIRA Cardi-ART portable modular device and HYLA™ blood sensor are currently being designed and developed, and have not yet been tested or used in humans and have not been approved by any regulatory entity.

For more information, please visit our corporate website: https://inspira-technologies.com

Forward-Looking Statement Disclaimer

This press release contains express or implied forward-looking statements pursuant to U.S. Federal securities laws. These forward-looking statements and their implications are based on the current expectations of the management of the Company only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. For example, the Company is using forward-looking statements when it discusses that it expects the development to expand the next-generation INSPIRA™ ART platform, the prospective design of and the ways in which its Device targets life-saving intervention for patients with cardiac arrest, the actual and expected expansion of the size of its combined potential addressable market for its devices, the potential U.S. Food and Drug Administration submission for the Device and its expected timing, and that the Device could make a significant difference in patient outcomes. These forward-looking statements and their implications are based solely on the current expectations of the Company’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2023 filed with the U.S. Securities and Exchange Commission (the “SEC”), which is available on the SEC’s website, www.sec.gov

* https://www.maximizemarketresearch.com/market-report/global-cardiac-arrest-treatment-market/36103/

For more details:

Public Relations Manager
Adi Shmueli
Inspira Technologies
info@inspirao2.com
+972-9-9664485

MRK-ARS-109

Copyright © 2018-2024 Inspira Technologies OXY B.H.N. LTD., All rights reserved.

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